SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                       (Amendment No. ______) *


                          ZIMMERMAN SIGN CO.

                             COMMON STOCK

                               989580105



                                             ___
Check the following box if a fee is being paid with this statement /
/. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has
filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 4

CUSIP NO. 989580105               13G
PAGE 2 OF 4


1.   NAME OF REPORTING PERSON - SS OR IRS IDENTIFICATION NO.
OF ABOVE
     PERSON
            Athena Capital Management, Inc.
     23-2520198

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     N/A

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OR ORGANIZATION
            621 East Germantown Pike-#105
            Plymouth Valley, PA  19401
____________________________________________________________
___________
______________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON
WITH:

5.   SOLE VOTING POWER:            0

6.   SHARED VOTING POWER:          107,927

7.   SOLE DISPOSITIVE POWER:       0

8.   SHARED DISPOSITIVE POWER:          107,927

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     107,927

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED
CERTAIN
     SHARES *

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.82%

12.  TYPE OF REPORTING PERSON *

     IA
                                                  PAGE 3 OF
4


                              13G FILING


Item 1 (a)          Name of Issuer:
               Zimmerman Sign Co.


Item 1 (b)          Address of Issuer's Principal Executive
Offices:
               9846 Highway 31 East
               Tyler, TX  75705

Item 2 (a)          Name of Person Filing:
               Athena Capital Management, Inc.


Item 2 (b)          Address of Principal Business Office:
               621 East Germantown Pike-#105
                Plymouth Valley, PA  19401

Item 2 (c)          Citizenship:
               N/A


Item 2 (d)          Title of Class of Securities:
               Common Stock


Item 2 (e)          CUSIP Number:
               989580105
Item 3         This statement is filed pursuant to Rules 13d-
1(b) and
               13d-2(b) and the filing person is an:
                    (e)  Investment Advisor registered under
Section
                    203 of the Investment Advisors Act of
1940

Item 4         Ownership:
               (a) Amount Beneficially Owned:  107,927
               (b) Percent of Class:  5.82%
               (c) Number of shares as to which such person
has:
                    (i)  sole power to vote or to direct the
vote:  0
                    (ii)      shared power to vote or to
direct the
vote:  107,927
                    (iii)     sole power to dispose or to
direct the
disposition of:  0
                    (iv) shared power to dispose or to
direct the
disposition of:  107,927

Item 5         Ownership of Five Percent or Less of a Class:
N/A
                                             PAGE 4 OF 4


Item 6 Ownership of More than Five Percent on Behalf of Another
Person: Clients of reporting person have right to receive dividends from and proceeds of sale of subject securities. None has more than five percent of the class.


Item 7 Identification and Classification of the subsidiary
               Which Acquired the Security Being Reported on by the
               parent Holding Company:  N/A

Item 8 Identification and Classification of Members of the
Group: N/A


Item 9         Notice of Dissolution of Group: N/A

Item 10        Certification



By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 27, 1999_
Date


By __________________________________
Signature


David P. Cohen / President
Name/Title